Filed by Heartland Payment Systems, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Heartland Payment Systems, Inc.

Commission File No.: 001-32594

Date: December 18, 2015

Heartland Payment Systems

Internal FAQs

INTRODUCTION

The purpose of this document is to provide approved verbal only responses to anticipated questions that may come up when the deal is announced. It is important to have the management team all on the same page as discussions and questions move throughout the organization.

Questions pertaining to specifics on the integration plan will be answered when the deal closes.

GENERAL

Q:	What is today’s announcement?

A:	We are pleased to announce that Global Payments has entered into a definitive agreement to acquire Heartland, combining two of the fastest organic revenue growth companies in the payments industry. The contract was signed on December 15, 2015 and is expected to close in the second quarter of 2016. The timing of the closing is dependent upon regulatory approval and customary closing conditions, as well as approval by Heartland’s shareholders.

Q:	What is the purchase price?

A:	Global Payments will acquire Heartland in a cash-and-stock transaction for $100.00 per share, representing a transaction value of approximately $4.3 billion. Consideration for the transaction will consist of 0.6687 shares of Global Payments stock and $53.28 for each share of Heartland stock at closing, subject to the terms of the merger agreement. Existing Global Payments’ shareholders will own approximately 84 percent of the combined entity.

Q:	Will this combination make Global Payments a Fortune 500 company?

A:	For Global Payments, it will substantially move us down the path of executing on our plan and sets the stage for us to achieve our goal of becoming a Fortune 500 company. For Global Payments, we view the combination with Heartland as the next logical extension of our model to accelerate transformative growth, as we seek to create the leading payments technology company globally.

Q:	Will there be any office closures?

A:	For now, we will continue to operate “business as usual.” We plan to combine the best of both our companies. Over the next several months integration plans will be developed and additional details will be communicated as appropriate after the closing date.

Q:	Will customer service centers in the U.S. be combined?

A:	For now, we will continue to operate “business as usual.” We plan to combine the best of both our companies. Over the next several months integration plans will be developed and additional details will be communicated as appropriate after the closing date. Until then, we will continue to focus on providing industry-leading solutions and services to our respective customers and partners.

Q:	What will happen to the Heartland brand?

A:	We plan to combine the best of both our companies. In the U.S., Heartland will continue to operate under its brand - with the merchant bill of rights and the sales professional bill of rights.

Q:	Will the name of the company change?

A:	For now, we will continue to operate “business as usual.” In the U.S., Heartland will continue to operate under its brand.

Q:	What is the plan for IT synergies?

A:	During the time period between signing and closing, the two companies will continue to operate separately. Over the next several months integration plans will be developed and additional details will be communicated as appropriate after the closing date. In the interim, it will be business as usual – we will continue to focus on providing industry-leading solutions and services to our respective customers and partners.

Q:	What is the product strategy?

A:	During the time period between signing and closing, the two companies will continue to operate separately. Over the next several months integration plans will be developed and additional details will be communicated as appropriate after the closing date. In the interim, it will be business as usual – we will continue to focus on providing industry-leading solutions and services to our respective customers and partners.

Global Payments plans to leverage Heartland’s product and sales capabilities globally through direct distribution in the 29 countries in which Global Payments currently does business. After closing, we expect opportunities to cross-sell Heartland’s point of sale, payroll, loyalty and gift solutions into Global Payments’ core U.S. and international markets will be augmented by deeper penetration into key Heartland vertical markets including restaurant and education.

HUMAN RESOURCES

Q:	Is (executive/employee) staying, will there be leadership changes?

A:	Both teams have been extremely impressed with management during the due diligence process. Over the next several months integration plans will be developed and additional details will be communicated as appropriate after the closing date. Between now and close, we will continue to operate “business as usual.”

Q:	Will anyone lose their job?

A:	Global Payments considers employees as its most valuable asset. Heartland’s incredible team of talented employees was one the reasons Global Payments was interested in Heartland. Over the next several months integration plans will be developed and additional details will be communicated as appropriate after the closing date. Until closing, we will continue to operate “business as usual.”

Q:	What will happen to my Heartland options and how will they be handled?

A:	Those details will be communicated as appropriate after the closing date.

Q:	Will there be new options given for Global Payment stock?

A:	Those details will be communicated as appropriate after the closing date.

Q:	What will happen to my PTO (or benefits, work hours, position, etc)?

A:	No changes are expected between now and the closing date. Those details will be communicated as appropriate after the closing date.

Q:	What are the details of the Global Payments vacation and benefits programs?

A:	The details of the Global Payments benefits program will be communicated post-closing. Global Payments has competitive vacation and benefits plans representative of a Fortune 1000 company.

Q:	Who do I report to?

A:	Until closing, we will continue to operate “business as usual.”

Q:	Will my salary or commission change?

A:	Until closing, we will continue to operate “business as usual.”

Q:	Will there be career opportunities available to me within Global Payments?

A:	As a Fortune 1000 company with a global footprint, we are always seeking talented people to deliver on the business objectives and this will not change.

Q:	When will the change become effective?

A:	The acquisition of Heartland by Global Payments includes all company assets and is expected to close in the second quarter of 2016.

Q:	How do the Global Payments and Heartland cultures align?

A:	Leadership from both organizations highlighted the importance of our common cultures and the critical role of our employees in the success of this transaction. Each company shares the view that our people come first, and that neither of our businesses would have achieved the successes that it has enjoyed without our dedicated employee bases.

Q:	What is it like to work for Global Payments?

A:	Global Payments has a respected, seasoned, and dedicated management team that is well-known in the payment processing industry. This combination is a natural fit for the business we’ve built and an exciting opportunity for our employees. Global Payments offers financial stability, growth opportunities, and an exciting, fast-paced work environment in high-growth markets.

Global Payments’ employees are one of the company’s most valuable assets and we’ve developed a robust employee engagement program that includes:

•	Regular employee surveys

•	Educational and development opportunities

•	Competitive benefits

•	Diverse and employee-friendly policies

•	Performance management programs

•	Reward and recognition programs

•	Employee code of conduct

•	Strong communication programs (Community volunteer activities)

SALES TEAM

Q:	Does our sales model change?

A:	Until closing, we will continue to operate “business as usual.” It is important that the two companies continue to operate separately, as competitors. As stated publicly, we believe Heartland’s strengths in direct sales and technology-led distribution are highly complementary to Global Payments’ expertise. In the U.S., Heartland will continue to operate under its brand - with the merchant bill of rights and the sales professional bill of rights.

Q:	Will our service and support model change?

A:	Until closing, we will continue to operate “business as usual.” It is important that the two companies continue to operate separately, as competitors.

Q:	Can I sell an account that is using Global Payments?

A:	Until closing, we will continue to operate “business as usual.” It is important that the two companies continue to operate separately, as competitors.

Q:	Can we board an account on the Global Payments platform?

A:	Until closing, we will continue to operate “business as usual.” It is important that the two companies continue to operate separately, as competitors.

Q:	Will underwriting/sponsor bank partnerships change and how?

A:	Until closing, we will continue to operate “business as usual.” It is important that the two companies continue to operate separately, as competitors.

Q:	Will regional and divisional boarders change as a result of this?

A:	Until closing, we will continue to operate “business as usual.” It is important that the two companies continue to operate separately, as competitors.

Q:	How will we interact with their existing domestic distribution channels?

A:	Until closing, we will continue to operate “business as usual.” It is important that the two companies continue to operate separately, as competitors. After closing, we believe Heartland’s strengths in the restaurant, hospitality and school vertical markets to be highly complementary to Global Payments’ business.

Q:	Will anything change within atlas as our sales enablement tool?

A:	Until closing, we will continue to operate “business as usual.”

Q:	What new products do I have in my bag to sell as a result of this?

A:	Until closing, we will continue to operate “business as usual.” It is important that the two companies continue to operate separately, as competitors. After closing, we expect opportunities to cross-sell Heartland’s point of sale, loyalty products and gift solutions into Global Payments’ core markets will be augmented by deeper penetration into key Heartland vertical markets including restaurant, hospitality and education worldwide.

Q:	Can we process internationally, what countries?

A:	Until closing, we will continue to operate “business as usual.” It is important that the two companies continue to operate separately, as competitors. After closing, we expect opportunities to cross-sell Heartland’s point of sale, payroll, loyalty and gift solutions into Global Payments’ core U.S. and international markets will be augmented by deeper penetration into key Heartland vertical markets including restaurant, hospitality and education.

Important Additional Information and Where to Find It

In connection with the proposed merger, Global Payments Inc. (“Global Payments”) will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Heartland Payment Systems, Inc. (“Heartland”) that also constitutes a prospectus of Global Payments, as well as other relevant documents concerning the proposed transaction. Heartland will mail the proxy statement/prospectus to its stockholders. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

A free copy of the proxy statement/prospectus, as well as other filings containing information about Global Payments and Heartland, may be obtained at the SEC’s website when filed. (http://www.sec.gov). You will also be able to obtain these documents, when filed, free of charge, from Global Payments at investors.globalpaymentsinc.com or from Heartland by accessing Heartland’s website at www.heartlandpaymentsystems.com/investor-relations. Copies of the proxy statement/prospectus when filed can also be obtained, free of charge, by directing a request to our Investor Relations department at Global Payments Inc., 10 Glenlake Parkway, North Tower, Atlanta, Georgia 30328-3473, Attention: Investor Relations, by calling (770) 829-8234, or by sending an e-mail to Investor.Relations@globalpay.com or to Heartland’s Investor Relations department at 90 Nassau Street, Second Floor, Princeton, NJ 08542 by calling (609) 683-3831 or by sending an e-mail to Heartland_ir@gregoryfca.com.

Global Payments and Heartland and certain of their respective directors and officers may be deemed to be participants in the solicitation of proxies from the Heartland stockholders in respect of the proposed merger. Information regarding persons who may, under the rules of the SEC, be deemed participants in the solicitation of Heartland stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Global Payments’ directors and executive officers is contained in Global Payments’ Annual Report on Form 10-K for the fiscal year ended May 31, 2015 and its Proxy Statement on Schedule 14A, dated September 25, 2015, which are filed with the SEC. Information regarding Heartland’s directors and executive officers is contained in Heartland’s Annual Report on Form 10-K for the year ended December 31, 2014 and its Proxy Statement on Schedule 14A, dated March 27, 2015, which are filed with the SEC.

Forward-Looking Statements

Investors are cautioned that some of the statements we use in this communication contain forward-looking statements and are made pursuant to the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve a number of risks and uncertainties and depend upon future events or conditions. Actual events or results might differ materially from those expressed or forecasted in these forward-looking statements. Accordingly, we cannot guarantee you that our plans and expectations will be achieved. Such statements may include, but are not limited to, statements about the benefits of the proposed merger between Global Payments and Heartland, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Important factors, among others, that could cause actual events or results to differ materially from those anticipated by our forward-looking statements or historical performance include the ability to meet closing conditions to the merger at all or on the expected terms and schedule, including without limitation the approval of Heartland’s stockholders and other regulatory approvals required for the merger; delay in closing the merger or failure to consummate the merger; difficulties and delays in integrating the Heartland business or fully realizing cost savings and other benefits of the merger at all or within the expected time period; business disruption during the pendency of the merger or following the merger making it more difficult to maintain business and operational relationships, including financial institution sponsorship; loss of key personnel, Global Payments’ and Heartland’s ability to accurately predict future market conditions; and changes in laws, regulations or network rules or interpretations thereof impacting Global Payments or Heartland. Additional factors that could cause events or results to differ materially from those anticipated by our forward-looking statements or historical performance can be found in Global Payments’ Annual Report on Form 10-K for the year ended May 31, 2015, Heartland’s Annual Report on Form 10-K for the year ended December 31, 2014 and each company’s subsequent filings with the SEC. Our forward-looking statements speak only as of the date they are made and should not be relied upon as representing our plans and expectations as of any subsequent date. We undertake no obligation to revise any of these statements to reflect future circumstances or the occurrence of unanticipated events.